Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Mazor Robotics Announces First Quarter 2014 Financial Results

- Total Revenue of $4.9 Million; Gross Margin of 79% -

- Recurring Revenue Increases 67% Year-over-Year Reflecting Increased Renaissance System Install Base and Higher Utilization -

- Ends the First Quarter of 2014 with Clinical Installed Base of 37 Renaissance Systems in U.S., 68 Systems Globally -

- Conference Call Today at 8:30 AM EST -

CAESAREA, Israel – May 7, 2014 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today its financial results for the first quarter ended March 31, 2014.

“Our efforts in the 2014 first quarter yielded a number of positive results.  We penetrated two teaching centers which enhanced the awareness of the Renaissance system within the broader academic community.  With a total of four systems in hospitals in the state, we believe that Georgia is emerging as a new cluster and will one day complement our success in Florida, Texas and southern California,” commented Ori Hadomi, Mazor's Chief Executive Officer.  “To build momentum and achieve similar success throughout the year, we will continue to invest our resources to maintain our competitive advantage and build greater awareness among surgeons and hospital administrators.  With 34 sites in the United States using Renaissance, we have only penetrated less than 2% of the market so with the increasing level of interest and the focused efforts of our experienced sales and marketing team, I expect to be able to convert these opportunities into sales and clinical success throughout the year.”

FIRST QUARTER 2014 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended March 31, 2014 was $4.9 million, flat with the year-ago first quarter.  U.S.-generated revenue was $3.6 million compared to $4.1 million in the year-ago quarter, primarily due to lower system sales. International non-U.S. revenue grew to $1.3 million compared to $0.8 million reported in the first quarter of 2013, reflecting two system sales in the first quarter of 2014 compared to one system sale in the 2013 first quarter. Revenue from system kit sales, services and other increased to $2.0 million in the first quarter of 2014, representing a 67% increase compared to $1.2 million in the first quarter of 2013.

Gross margin for three months ended March 31, 2014 was 79%, compared to 81% in the year-ago quarter.

Total operating expenses in the first quarter of 2014 were $7.5 million, compared to $4.6 million in the first quarter of 2013, reflecting the Company’s increased investments in sales, marketing, research and development resources. Operating loss for the first quarter of 2014 was $3.6 million, compared to an operating loss of $0.7 million in the first quarter of 2013. Net loss for the first quarter of 2014 was $3.6 million, or $0.09 per share, compared to a net loss of $10.6 million, or $0.36 per share in the first quarter of 2013.

Cash used in operating activities in the first quarter of 2014 was $5.3 million, compared to $1.6 million in the first quarter of 2013. As of March 31, 2014, cash, cash equivalents and marketable securities totaled $61 million.

FIRST QUARTER 2014 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.  The reconciliation primarily relates to non-cash expense in the amount of $0.4 million with respect to share-based compensation and intangible asset amortization in the first quarter of 2014. On a non-GAAP-basis, the net loss in the first quarter of 2014 was $3.2 million, or $0.08 per share, compared to $0.4 million, or $0.01 per share in the first quarter of 2013.

CONFERENCE CALL INFORMATION

The Company will host a conference call to discuss these results on Wednesday, May 7, 2014, at 8:30 AM ET (3:30 PM IST).  Investors within the United States interested in participating are invited to call 888-549-7750 and reference the Conference ID: 4681223.   Participants in Israel can use the toll free dial-in number 1-809-21-4368 and reference the same Conference ID number.  All other international participants can use the dial-in number 1-480-629-9770, using the same Conference ID.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-800-406-7325 and reference the Replay Access Code: 4681223. All international callers can dial 1-30-590-3030, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com, click ‘Investors.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains non-GAAP financial measures for gross profit, operating expenses, operating loss, financing income, net income and basic and diluted earnings per share that exclude the effects of non-cash expense of amortization of intangible assets, stock-based compensation and revaluation of the fair value of the derivative instruments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 45,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding Mazor’s expected sales and clinical success throughout 2014,  expected sales in Georgia, expected maintenance of competitive advantage and building greater awareness of the Renaissance system, increase in investments in sales, marketing, research and development, expected increase in interest in the Renaissance system, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 9, 2014 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

David Schemelia/John Carter – Media
dave@evcgroup.com; jcarter@evcgroup.com;
646.201.5431; 212.850.6021

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(in thousands, except per share data)

	Three-month period
	ended March 31,
	2014	2013
	(Unaudited)	(Unaudited)
Revenue	$4,878	$4,906

Cost of revenue	$1,031	$950

Gross profit	$3,847	$3,956

Operating costs and expenses:
Research and development	$1,644	$928
Selling and marketing	$4,911	$3,109
General and administrative	$910	$575
Total operating costs and expenses	$7,465	$4,612

Loss from operations	$(3,618)	$(656)

Financing income (expenses), net	$24	$(9,898)

Loss before taxes on income	$(3,594)	$(10,554)

Taxes on income	$40	$38

Net loss attributable to ordinary shareholders	$(3,634)	$(10,592)

Net loss per share – Basic and diluted attributable to ordinary shareholders	$(0.09)	$(0.36)

Weighted average common shares outstanding – Basic and diluted	41,120	29,241

Mazor Robotics Ltd.
Consolidated Statements of Financial Position as of
(U.S. Dollars in thousands)

	March 31,	December 31,
	2014	2013
	Unaudited	Audited
Balance Sheet Data:
Current Assets
Cash and cash equivalents	$14,325	$19,803
Short-term investments	$46,735	$45,014
Trade receivables	$3,301	$1,974
Other accounts receivable	$988	$655
Inventory	$2,714	$2,480
Total Current Assets	$68,063	$69,926

Non-Current Assets
Prepaid lease fees	$83	$78
Property and equipment, net	$828	$792
Intangible assets, net	$19	$93
Total Non-Current Assets	$930	$963
Total assets	$68,993	$70,889

Current liabilities
Trade payables	$1,561	$1,899
Other accounts payable	$3,879	$4,565
Total current liabilities	$5,440	$6,464

Non-Current Liabilities
Employee benefits	$336	$311
Deferred tax liability	$21	$21
Total Non-Current liabilities	$357	$332
Total liabilities	$5,797	$6,796

Equity
Share capital	$109	$106
Share premium	$134,212	$130,472
Amounts allocated to share options	$77	$77
Capital reserve for share-based payment transactions	$2,848	$3,854
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(76,169)	$(72,535)
Total equity	$63,196	$64,093
Total liabilities and equity	$68,993	$70,889

Mazor Robotics Ltd.
Reconciliations of GAAP to Non-GAAP Financial Measures
 (U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Three-month period
	ended March 31,
	2014	2013
GAAP gross profit	$3,847	$3,956
Amortization of intangible assets	$73	$73
Stock-based compensation	$7	$2
Non-GAAP gross profit	$3,927	$4,031
GAAP gross profit as percentage of revenues	79%	81%
Non-GAAP gross profit as percentage of revenues	80%	82%

GAAP operating expenses	$7,465	$4,612
Stock-based compensation:
Research and development	$38	$27
Selling and Marketing	$200	$69
General and administrative	$108	$82
Non-GAAP operating expenses	$7,119	$4,434

GAAP operating loss	$(3,618)	$(656)

Non-GAAP operating loss	$(3,192)	$(403)

GAAP Financing income (expenses), net	$24	$(9,898)
Change in fair value of derivative instruments	$-	$9,907
Non-GAAP Financing income (expenses), net	$24	$9

GAAP net loss	$(3,634)	$(10,592)
Stock-based compensation	$353	$180
Amortization of intangible assets	$73	$73
Change in fair value of derivative instruments	$-	$9,907
Non-GAAP net loss	$(3,208)	$(432)

GAAP basic and diluted loss per share	$(0.09)	$(0.36)

Non-GAAP basic and diluted loss per share	$(0.08)	$(0.01)

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)

	Three-month period
	ended March 31,
	2014	2013
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Loss for the period	$(3,634)	$(10,592)

Adjustments:
Depreciation and amortization	$161	$146
Change in fair value of derivative liability
on account of warrants	-	$9,907
Financing expenses, net	$72	$(47)
Share-based payment	$353	$180
Taxes on income	$40	$38
	$626	$10,224

Change in inventory	$(234)	$13
Change in trade and other accounts receivable	$(1,663)	$(2,203)
Change in prepaid lease fees	$(5)	$(5)
Change in trade and other accounts payable	$(446)	$794
Change in employee benefits	$25	$105
	$(2,323)	$(1,296)

Interest received	$2	$58
Income tax paid	$(11)	$(35)
	$(9)	$23

Net cash used in operating activities	$(5,340)	$(1,641)

Cash flows from investing activities:
Proceeds from short-term investments and deposits, net	$(1,752)	$2,831
Purchase of property and equipment	$(124)	$(83)
Net cash provided by (used in) investing activities	$(1,876)	$2,748

Cash flows used in financing activities:
Issuance expenses	$(294)	$(160)
Proceeds from exercise of share options by employees	$2,384	$16
Repayment of loans to the OCS	$(324)	$-
Net cash provided by (used in) financing activities	$1,766	$(144)

Net increase (decrease) in cash and cash equivalents	$(5,450)	$963
Cash and cash equivalents at the beginning of the period	$19,803	$12,797

Effect of exchange rate differences on balances of cash
and cash equivalents	$(28)	$(16)
Cash and cash equivalents at the end of the period	$14,325	$13,744